Law Offices Of Michael H. Hoffman, P.A.

9116 Byron Avenue
Miami, Florida  33154
Tel:  (786) 280-7575
Fax:  (509) 562-3211
Email: michael@mySEClawyer.com

August 28, 2008

United States Securities
   and Exchange Commission
Mail Stop 6010
Washington, D.C.  20549

Re:           Dragon’s Lair Holdings, Inc.
Registration Statement on Form S-1
Filed May 8, 2008
File No.  333-150751

Dear Sir or Madam:

On behalf of Dragon’s Lair Holdings, Inc. (the “Company”), we are responding to the letter from the staff of June 4, 2008 to Michel Lemoine, CEO, and the comments contained therein.  Enclosed herewith please find Amendment No. 1 (the “Amendment”) to the Form S-1 Registration Statement of the Company (File No. 333-150751).  Enclosed herewith please also find a marked copy of the Amendment, which shows the changes made to the previous filing of the Form S-1 Registration Statement.

The captions and numbered paragraphs below correspond to the captions and numbered paragraphs contained in the staff’s letter, as follows:

General

1.
The Company acknowledges the staff comment that where the staff provides examples to illustrate what it means by its comments, they are examples and not complete lists and, if they are applicable to portions of the filing not cited as examples, that the Company make the appropriate changes in accordance with the staff comments.

2.
The Company acknowledges the staff comment that it has been requested to provide the staff with proofs of all graphic, visual or photographic information that the Company will provide in the printed prospectus prior to its use.

Prospectus Cover Page

3.
The Company acknowledges the staff comment that the cover page of the prospectus be revised to include the information required by Item 501(a)(3) of Regulation S-K.  The Company wishes to advise the staff that in the Amendment it has revised the cover page of the prospectus to provide the information required by Item 501(a)(3) thereof.

About this Prospectus, page 1

4.
The Company acknowledges the staff comment that it revise or delete the statement that “market data and industry statistics used throughout this prospectus are based on independent industry statistics or other public available information.  We do not guarantee, and we have not independently verified this information.  Accordingly, investors should not place undue reliance on this information.”  The Company acknowledges the staff comment that the statements “[w]e do not guarantee, and we have not independently verified this information” and that “investors should not place undue reliance on this information” could be construed by the reader as a waiver of the Company’s liability for the inclusion of this information.  The Company wishes to advise the staff that in the Amendment the paragraph containing these statements has been removed.

Prospectus Summary, page 2

5.
The Company acknowledges the staff comment to expand the Summary section to state that the Company has no commercial products and that the Company’s auditors have raised substantial doubt about the Company’s ability to continue as a going concern.  The Company wishes to advise the staff that in the Amendment it has expanded the Summary section to state that the Company has commenced providing the Sore-Eez liniment to the marketplace through its direct sales consultants; however, it currently has not commenced such activities with respect to any other products. The disclosure has also been expanded to state that the Company’s auditors have raised substantial doubt about its ability to continue as a going concern.

Risk Factors, page 5

6.
The Company acknowledges the staff comment to delete the statement “[t]he risks described below may not be all of the risks facing our company.  Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations” and that it is not appropriate to refer to other risks that are not disclosed.  The Company wishes to advise the staff that in the Amendment it has removed such statements.  The Company supplementally confirms that all material risks are set forth in the Risk Factors section.

We have no arrangements or resources of additional capital . . ., page 6

7.	The Company acknowledges the staff comment that this risk factor covers two separate risks:

(1)	the risk that the Company may not be able to obtain additional financing, and
(2)	the risk that additional financing may cause substantial dilution of investors in the offering.

The Company wishes to advise the staff that in the Amendment it has separated this risk factor into two separate risk factors.

Our officers and directors have no experience in the herbal health and pain remedy products business or managing public companies . . ., page 6

8.
The Company acknowledges the staff comment to expand this risk factor or include a separate risk factor relating to the fact that the Company lacks an accounting staff and that none of the Company’s officers and directors appear to have any experience related to financial accounting or reporting.  The Company wishes to advise the staff that it has included a separate risk factor relating to its lack of an accounting staff and that neither the Company’s sole executive officer nor its directors have any experience related to financial accounting or reporting.

If there is a shortage in the supply of key raw materials . . ., page 7

9.
The Company acknowledges the staff comment to expand this risk factor to identify the “certain key raw materials.”  The Company wishes to advise the staff that in the Amendment it has identified the “certain key raw materials” in this risk factor.

Because we do not have product liability insurance . . ., page 8

10.
The Company acknowledges the staff comment to revise this risk factor to identify the name of the Company’s supplier that has insurance that may cover certain product liability claims against the Company.  The Company wishes to advise the staff that in the Amendment it has removed the reference that the Company’s supplier may have insurance that may cover certain product liability claims against the Company.

Because new legislation, including the Sarbanes-Oxley Act of 2002, increases the cost of compliance with federal securities regulations . . ., page 9

11.
The Company acknowledges the staff comment that this risk factor, as currently written, could apply to any public offering and the risk factor should be deleted or revised it so that it addresses the Company’s situation more specifically.  The Company wishes to advise the staff that in the Amendment it has deleted this risk factor and provided the risk factor relating to compliance with the provisions of the Sarbanes-Oxley Act of 2002.

Market for the Shares, page 11

12.
The Company acknowledges the staff comment to disclose the information required by Item 201(a)(2) of Regulation S-K.  The Company wishes to advise the staff comment that in the Amendment it has disclosed the information required by Item 201(a)(2) thereof.

Dilution

13.
The Company acknowledges the staff comment that based on the Company’s disclosure the pro forma as adjusted net tangible book value should be $490,264, as of March 31, 2008, and it agrees with the staff’s calculation.  The Company wishes to advise the staff that in the Amendment the pro forma as adjusted net tangible book value and other figures included in this section have been recalculated as of June 30, 2008.

Selected Financial Data, page 14

14.
The Company acknowledges the staff comment that it provide selected financial data and summary financial data by referring to Item 301 of Regulation S-K.  The Company wishes to advise the staff that in the Amendment it has provided selected financial data and summary financial data pursuant to Item 301 of Regulation S-K for the period October 4, 2007 (inception) through December 31, 2007 and the six-month period ended June 30, 2008, which has been audited.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15; Plan of Operation, page 15

15.
The Company acknowledges the staff comment to expand the disclosure to clarify how a network of independent distributor representatives is different from a traditional distribution channel.  The Company wishes to advise the staff that in the Amendment it has deleted the sentence, which states “[t]his method of distribution is in contrast to traditional distribution channels using independent and chain drug, vitamin and health food stores.”

Plan of Operation

16.
The Company acknowledges the staff comment that the Company has made disclosures that “[o]ur existing working capital is not expected to be adequate to fund our operations over the next twelve months” and also stated that if capital does not become available from the offering or other sources the Company “will continue development stage operations for the next 12 months with available cash on hand.”  The Company wishes to advise the staff that in the Amendment it has eliminated the inconsistent disclosures.

Going Concern, page 17

17.
The Company acknowledges the staff comment to disclose the Company’s working capital and accumulated deficit as of March 31, 2008 rather than January 31, 2008.  The Company wishes to advise the staff that in the Amendment it has included the figures for working capital and accumulated deficit as of June 30, 2008, which corresponds with the most recent date set forth in the financial statements.

Recent Accounting Pronouncements, page 19

18.
The Company acknowledges the staff comment to clarify the effective date of each of the accounting pronouncements disclosed in this section and on page F-9 and to disclose the impact of adopting each accounting pronouncement.  The Company wishes to advise the staff that in the Amendment it has clarified the effective date of each of the accounting pronouncements disclosed in this section and on page F-9, including the impact of adopting each accounting pronouncement.

Description of Business, page 20

19.
The Company acknowledges the staff comment that to the extent the business is not yet operational to consider whether using the present tense is appropriate when discussing the Company’s activities or product offerings and to use the present tense only when the Company is engaged currently in an activity, and, conversely, if the Company plans to engage in an activity, but does not engage in it currently, to use the future tense.  The Company wishes to advise the staff that The Company wishes to advise the staff that it will use the present tense only where it is appropriate when discussing the Company’s existing activities or product offerings, and conversely, if the Company plans to engage in an activity, but does not engage in its currently, the Company will use the future tense.

20.
The Company acknowledges the staff comment that throughout the registration statement, and in the “Description of Business” section the Company should clearly articulate the basis of the various beliefs and assertions made by the Company and if they are not supported by ample evidence or knowledge, the Company should delete them.  The Company wishes to advise the staff that it has articulated the basis for the beliefs and assertions made by the Company in the Amendment.

21.
The Company acknowledges the staff comment to clarify that the Company has no existing commercial product and to refer to Sore-Eez throughout the filing as a “product candidate” rather than as a “product”.  The Company wishes to advise the staff that in July, 2008, the Company commenced providing the Sore-Eez Chinese herbal liniment to the marketplace through its direct sales consultants.  It has currently not commenced such activities with respect to any other products. If the Company plans to sell a product, but does not currently have that product available for sale, the Company will refer to it in the filing as a “product candidate”.

22.
The Company acknowledges the staff comment that where the Company discusses the product to expand the disclosure to state that neither the FDA nor any other regulator or similar regulator has approved the product for the applications listed or other applications.  The Company wishes to advise the staff in the Amendment it has disclosed that neither the FDA nor any other regulator or similar regulator has approved the product for the applications listed or other applications.

23.
The Company acknowledges the staff comment that it is not clear from the disclosure what the Sore-Eez product is, whether it is a liquid or a cream and the type of herbal product that it is derived from.  The Company wishes to advise the staff that in the Amendment Sore-Eez is referred to as a Chinese herbal body liniment, and disclosed its ingredients.  Sore-Eez is currently being sold as a liquid, and it is contemplated that other forms such as a cream will be made available.

24.
The Company acknowledges the staff comment to state the current stage of development of the Sore-Eez product.  The Company wishes to advise the staff that it has commenced providing the Sore-Eez Chinese herbal liniment to the marketplace through its direct sales consultants as set forth in the Amendment and nothing else needs to be done before it can be commercialized.

25.
The Company acknowledges the staff comment that it describe the basis for its statement that Sore-Eez is “designed for a multitude of applications”, as set forth in the list in the original filing.  The Company wishes to advise the staff that in the Amendment the Company has removed the disclosure that Sore-Eez is “designed for a multitude of applications” and has removed the list of applications for its uses.

26.
The Company acknowledges the staff comment to identify the parties to and describe the material terms of the October 4, 2007 license agreement, including the Company’s obligations under the agreement and the payments it has made or may need to make in the future.  The Company wishes to advise the staff that in the Amendment the Company has disclosed the identity of the parties and the material terms to the license agreement, including its existing and future payments obligations.

27.
The Company acknowledges the staff comment that the statements in the “Risk Factors” and “Plan of Operation” sections that “[i]f we succeed in introducing Sore-Eez into the marketplace, we anticipate that sales of our product will generate sufficient cash flow to support our operations for the next 12 months” and  “we plan to commence national marketing of the Sore-Eez product in 2009”, appear to be inconsistent statements.  The Company wishes to advise the staff that in the Amendment that it has revised the latter disclosure to state in the first paragraph in the “Description of Business” section that “[i]n July, 2008, we commenced providing our first product to the marketplace, the Sore-Eez Chinese herbal body liniment.”

28.
The Company acknowledges the staff comment that the disclosure “exploring and developing new products consistent with our brand image and standard of consumer benefit” and that it does not appear that the Company has yet developed a “brand image” or “standard of consumer benefit” or devoted the time or resources to other product candidates.  The Company wishes to advise the staff that it plans to devote time and resources to other product candidates and in the Amendment the reference to “brand image” and “standard of consumer benefit” have been removed.

Industry Overview, page 21

29.
The Company acknowledges the staff comment to disclose the sources for the market data and statistics that appear in this section.  The Company wishes to advise the staff that in the Amendment it has revised the disclosures to include the sources for the market data and statistics in this section.

30.
The Company acknowledges the staff comment that most of the market data in this section relates to the natural products industry as a whole and to limit the disclosure of market data to the applicable subgroup.  The Company wishes to advise the staff that in the Amendment it has included information and data pertaining to the direct selling industry and removed the references to the natural products industry, due to the refinement and expansion of its business strategy.

31.
The Company acknowledges the staff comment that the Company cites an article that is more than 10 years old as support for the claim that more Americans are trying complementary and alternative treatments for their ailments and, since the source is more than 10 years old, the information and figures should be more recent or clearly indicate that the data is more than 10 years old.  The Company wishes to advise with the staff in the Amendment that it has provided information and data on the direct selling industry from the year 2000 and identified the year 2000 in the disclosure and removed any references to the previous article.

Marketing Plan, page 22

32.
The Company acknowledges the staff comment to state the sources for all statistics relating to LOHAS consumers and, also, to expand the disclosure to state the sources for the various other statements the Company makes regarding consumers, their product choices and LOHAS.  The Company wishes to advise the staff that pursuant to the refinement and expansion of its business strategy, in the Amendment it has provided information on direct sales and removed any references to LOHAS consumers.

33.
The Company acknowledges the staff comment to explain how the Company plans to market the Company’s product candidates to this specific LOHAS consumer group.  The Company wishes to advise the staff that, pursuant to the refinement and expansion of its business strategy, in the Amendment it has removed any references to the LOHAS consumer group.  The Company supplementally advises the staff that it will provide the Sore-Eez liniment and other product candidates to the marketplace through its direct sales consultants and not specifically targeting LOHAS consumers.

34.
The Company acknowledges the staff comment to explain the specific marketing program and how the Company will identify and contact prospective customers.  The Company wishes to inform the staff that it no longer will target specifically LOHAS consumers, as set forth in the original filing, and in the Amendment it has disclosed that it has commenced marketing its products to the general public through its direct sales consultants, which will have the responsibility for identifying and contacting customers.

35.
The Company acknowledges the staff comment that it appears that the Company is not currently manufacturing, marketing, selling, and distributing the Company’s product candidates and to clarify the plan to do such activities in the future.  The Company wishes to advise the staff that it has provided in the Amendment it has commenced providing the Sore-Eez Chinese herbal liniment product to the marketplace through its direct sales consultants and disclosed that it intends to commence such activities with respect to other product candidates.

Raw Materials and Suppliers, page 23

36.
The Company acknowledges the staff comment to identify the raw materials and name of the Company’s supplier and, if the Company has entered into an agreement with the supplier, to describe the material terms of the agreement in the Company’s filing and to file a copy of the agreement as an exhibit.  The Company wishes to advise the staff that in the Amendment it has disclosed name of the Company’s supplier, Asia Natural Products, Inc., and the raw material ingredients for Sore-Eez.  The Company supplementally confirms that it has not entered into any agreement with Asia Natural Products, Inc.

Code of Ethics, page 26

37.
The Company acknowledges the staff comment to disclose the address of the Company’s Internet website.  The Company wishes to advise the staff that in the Amendment the address of the Company’s Internet website, www.sore-eez.com has been disclosed in this section.

Executive Compensation, page 27

38.
The Company acknowledges the staff comment that throughout this section, the Company refers to “executive officers” and since Mr. Lemoine is the only executive officer, to revise the disclosure that the Company only has one executive officer.  The Company wishes to advise the staff that in the Amendment it has revised this section to state that Mr. Lemoine is the Company’s sole executive officer.

Compensation Discussion and Analysis, page 27
Elements of executive compensation, page 27

39.
The Company acknowledges the staff comment that the Company has not disclosed the weighting and method of measurement for base salary or incentive cash bonuses.  The Company wishes to advise the staff that in the Amendment it has removed the statement “. . . (and used the same weighting and method of measurement)”, because this was a scrivener’s error, as there is no such formula or measurement method for calculating an executive officer’s base salary or incentive cash bonus.

Potential Payments upon Termination or Change in Control, page 28

40.
The Company acknowledges the staff comment that the Company has disclosed that this section makes reference to the “Employment Agreements” section for a description of the provisions regarding potential payments upon termination or change in control for executive officers, however, the “Employment Agreements” section does not provide such a description.  The Company wishes to advise the staff that in the Amendment it has deleted this reference, because this was a scrivener’s error, as the “Employment Agreements” section does not contain a description of the provisions regarding potential payments upon termination or change in control for executive officers.

Security Ownership of Certain Beneficial Owners and Management, page 29

41.
The Company acknowledges the staff comment that the Company update the beneficial ownership table to the latest practicable date.  The Company wishes to advise the staff that in the Amendment the beneficial ownership table has been updated to the latest practicable date.

Description of Capital Stock, page 31
General Matters, page 31

42.
The Company acknowledges the staff comment that the Company has disclosed that “50,000 shares were designated as Series A convertible preferred stock” and that the Company’s Articles of Incorporation provide that 500,000 shares were designated as Series A convertible preferred stock.  The Company wishes to advise the staff that the reference to 50,000 shares was a scrivener’s error and in the Amendment it has been disclosed that 500,000 shares were designated as Series A convertible preferred stock.

Plan of Distribution, page 35

43.
The Company acknowledges the staff comment that it confirm that Michel Lemoine meets all of the conditions in Rule 3a4-1(a)(4)(ii) and that none of Ms. Talles, Talles Investments, Inc. and anyone affiliated or associated with them will be involved in the offering process as part of or in connection with the offering.  The Company wishes to advise the staff that Michel Lemoine meets all of the conditions in Rule 3a4-1(a)(4)(ii) and that none of Ms. Talles, Talles Investments, Inc. and anyone affiliated or associated with Ms. Talles or Talles Investments, Inc. will be involved in the offering process as part of or in connection with the offering.

Resale of our Shares, page 35

44.
The Company acknowledges the staff comment that it disclosed that it is registering the Series A convertible preferred stock for sale only in Florida, Maryland and Virginia in this section and under the risk factors heading “State blue sky laws may limit your ability to resell our stock,” it disclosed that the Series A convertible preferred stock is being registered in Florida and Maryland.  The Company wishes to advise the staff that in the Amendment it has removed the references to Florida, Maryland and Virginia in both sections, because the Company’s offering may be conducted in several more states, in addition to Florida, Maryland and Virginia.

Financial Statements, page F-1

45.
The Company acknowledges the staff comment to file audited financial statements as of and for the period ended December 31, 2007 and interim financial statements for 2008, which may be unaudited, and also provide cumulative financial information since inception due to the fact that the Company is a development stage company.  The Company wishes to advise the staff that in the Amendment it has included audited financial statements from October 4, 2007 (our inception) through December 31, 2007, and the six months ended June 30, 2008, and cumulative financial information since inception.

Notes to Consolidated Financial Statements, page F-7
Note 1 - Description of Business and Development Stage Risk, page F-7

46.
The Company acknowledges the staff comment that the staff was unable to locate Management’s plan related to the matters disclosed in the going concern paragraph of Moore and Associates’ report and to prominently disclose in the notes to the financial statements management’s viable plans to overcome the related financial difficulties.  The Company wishes to inform the staff that in the Amendment it has prominently disclosed in Note 1 management’s viable plans to overcome these financial difficulties.

Note 2 - Summary of Significant Accounting Policies
Intangible Assets, page F-8

47.
The Company acknowledges the staff comment that it disclosed it “. . . issued 975,000 shares of our restricted common stock to Yamit Lemoine, for a purchase price of $0.0012308 per share, for the license to the recipe to Sore-Eez, our initial product” and to revise the disclosure to clarify why the value of the license was determined to be the legal costs to create the license.  The Company wishes to advise the staff that in the Amendment it has disclosed that the value of the license was determined to be the legal costs to create the license, because the legal costs were the only monetary costs directly relating to Sore-Eez, as there were no other costs related thereto.

Going Concern, page F-10

48.
The Company acknowledges the staff comment that it disclose how it accounts for the expenses that are paid for by the Company’s shareholders on its behalf.  The Company wishes to advise the staff that in the Amendment it has clarified that it is Talles Investments, Inc. that has agreed to pay such expenses, and that any such amounts will be treated as a demand loan and recorded as a current liability on the Company’s books.

Note 3 - Equity Transactions, page F-10

49.
The Company acknowledges the staff comment that the Company provide the disclosure required by paragraph 64 of SFAS 123R regarding share-based compensation and, in addition, to tell the staff why the shares that were issued to Ms. Lemoine on October 4, 2007 had a different value than the shares to the initial investor on the same day.  The Company wishes to advise the staff that the Company did not pay stock-based compensation to its employees, and, as a result, believes that no disclosure is required to be made pursuant to SFAS 123R.  The 25,000 shares of common stock that were issued to each of the directors of the Company were issued to those persons as consideration for serving on the Board of Directors.  The Company wishes to advise the staff that the difference in the value of the shares that were issued Ms. Lemoine and the initial investor on the same day was based on a qualitative valuation determination by the Company factoring in that the shares that were issued to the initial investor were issued for a cash investment and the shares that were issued to Ms. Lemoine were issued for a non-cash investment, namely the license for the Sore-Eez recipe.

Note 4 - Income Taxes, page F-10

50.
The Company acknowledges the staff comment that it clarify what it means by “uncertainty” of realizing the deferred tax assets when recognizing a valuation allowance.  The Company wishes to advise the staff that in the Amendment it has changed the word “uncertainty” to “doubtfulness” when recognizing a valuation allowance for the deferred tax assets.

Note 6 - License, page F-11

51.
The Company acknowledges the staff comment that the Company expand the disclosure to state the term of the license agreement and the material rights and obligations of each party to the agreement.  The Company wishes to advise the staff that in the Amendment it has expanded the disclosure to state the term of the license agreement and the material rights and obligations of each party to the license agreement.

Item 16.  Exhibits and Financial Statement Schedules, page II-2
Exhibit 10.1

52.
The Company acknowledges the staff comment that it disclosed that in the event it makes an outright sale of the license or sublicense of the recipe the Company “shall share in the proceeds equally (50/50) split with Yamit Lemoine” and Section 7.01 of the license agreement provides that “[l]icensee shall not have the right to sublicense or assign any rights under this Agreement” and to eliminate the apparent discrepancy.  The Company wishes to advise the staff that in the Amendment it has removed the statement that “we shall share in the proceeds equally (50/50 split) with Yamit Lemoine”, because this statement is no longer applicable to the parties or set forth in the license agreement.

Should you have any comments or questions regarding the foregoing, please feel free to contact the undersigned.

Very truly yours,

LAW OFFICES OF
MICHAEL H. HOFFMAN, P.A.

/s/ Michael H. Hoffman, Esq.
Michael H. Hoffman, Esq.